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Exhibit 12.2

Computation of Ratios of Earnings (Loss) to Fixed Charges and Preference Securities Dividends

(Unaudited)

			Years Ended December 31,
	Six Months Ended June 30, 2011
			2010	2009	2008	2007	2006
EARNINGS (LOSS)
Earnings (loss) from continuing operations before cumulative effect of accounting principal	$(2,927,546)		$10,127,020	$(50,188,171)	$14,513,945	$(104,373,921)	$(55,817,767)
Add fixed charges	3,415,770		17,683,053	5,617,750	5,151,136	4,822,861	4,192,201

Earnings (loss) available for fixed charges and preferred dividends	$488,224		$27,810,073	$(44,570,421)	$19,665,081	$(99,551,060)	$(51,625,566)

FIXED CHARGES
Interest cost, amortization of debt costs and capitalized interest and preferred dividends	$3,415,770		$17,683,053	$5,617,750	$5,151,136	$4,822,861	$4,192,201

Ratio of earnings (loss) to fixed charges and preferred dividends		(a)	1.6	(a)	3.8	(a)	(a)

(a)
Our consolidated ratio of earnings to combined fixed charges and preference securities was less than 1.0 for the periods indicated. To achieve a consolidated ratio of earnings to fixed charges of 1.0, we would have had to generate additional earnings of $55,820,553, $104,373,921 and $50,188,171 for the fiscal years ended December 31, 2006, 2007 and 2009, respectively, and $2,927,546 for the six months ended June 30, 2011.

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  Exhibit 12.2
Computation of Ratios of Earnings (Loss) to Fixed Charges and Preference Securities Dividends (Unaudited)